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MAR 02 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2019___ AND ENDING ___12/31/2019___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Atreyu Group LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1185 Avenue of the Americas, 3rd Floor
                              (No. and Street)

New York   **NY**   **10036**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Mann   **(917) 601-0526**
                                               (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

    Sobel & Co., LLC
                    (Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290   **Livingston**   **NH**   **07039**
         (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ George Kledaras _____ , swear (or affirm) that, to the best of
my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of
_____ Atreyu Group, LLC _____ , as
of _____ December 31, 2019 _____ , are true and correct. I further swear (or affirm)
that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

DANIEL MARTIN BERGER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BE6395029
Qualified in Kings County
My Commission Expires 07-22-2023

_____
Signature

_____
Chief Executive Officer
Title

_____
Notary Public

This report* contains (check all applicable boxes):

✓	(a)	Facing page.
✓	(b)	Statement of Financial Condition.
	(c)	Statement of Income (Loss).
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓	(l)	An oath or affirmation.
	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
	(n)	Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATREYU GROUP, LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

DECEMBER 31, 2019



293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Atreyu Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Atreyu Group LLC ("Company") as of December 31, 2019, and the related notes (collectively, "financial statement"). In our opinion, the financial statements presents fairly, in all material respects, the financial position of Atreyu Group LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Atreyu Group LLC's management. Our responsibility is to express an opinion on Atreyu Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Atreyu Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Atreyu Group LLC's auditors since 2019.

Livingston, New Jersey
February 26, 2020





ATREYU GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

ASSETS

Cash and cash equivalents	$	334,638
Accounts receivable		499,177
Receivable from broker dealer		350,000
Prepaid expenses		3,068
Property and equipment (net of acccumulated depreciation of $4,737)		922
Right of use asset		122,016
Security deposit		20,250
TOTAL ASSETS	$	1,330,071

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	425,837
Lease liability		124,908
Due to related party		31,526
TOTAL LIABILITIES		582,271
MEMBER'S EQUITY		747,800
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,330,071

The accompanying notes are an integral part of these financial statements.

ATREYU GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 1 - <u>Organization</u>

Atreyu Group LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in December, 2014, under the laws of the State of Delaware, and was approved by FINRA on April 7, 2016. The Company is approved to retail corporate equity securities over-the-counter, and non-exchange member arranging for transactions in listed securities by exchange member. The Company is wholly owned by Atreyu Group Holdings Corporation (the "Parent"),

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Revenue Recognition</u>

The Company records revenue under the provisions of ASC 606 Revenue from Contracts with Customers. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transactions price (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.
The Company records commission fees as they are earned based on the services provided or the closing of certain securities transactions. See note 3 for additional information.

The Company considers all commission fees receivable at December 31, 2019 to be collectable and no allowance for doubtful accounts is deemed necessary at December 31, 2019. Certain fees receivable can be settled in cash or securities.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Property and Equipment</u>

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which is 5 years.

<u>Rent Expense</u>

Rent expense is recorded on a straight-line basis over the term of the lease. See Note 9 for additional disclosures.

<u>Intangible Assets</u>

Intangible assets consist of access to demand market data, and are stated at cost less accumulated amortization. Amortization is recorded on a straight-line basis over the estimated useful lives of the asset, which is 3 years. See Note 7 for additional disclosures.

<u>Income Taxes</u>

The Company consolidates its taxable income with its Parent, which files a corporate return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided for, as they are the responsibility of the individual members.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions taken or expected to be taken in a tax return. At December 31, 2019, there were no significant income tax uncertainties that are expected to have a material impact on the Company's 2019 financial statements. No interest nor penalties were incurred for the period from January 1, 2019 to December 31, 2019.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2016. For the Parent, the years 2016 to 2018 remain subject to examination by taxing authorities.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Revenue from Contracts with Customers

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified when to recognize revenue based on the appropriate measure of the Company's progress under the contact; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission income. The Company is an Introducing Broker whose customers trade on their own volition, utilizing various executing brokers/venues, and clearing through its clearing correspondent AXOS Clearing. (AXOS also handles all of the customers' securities and cash). Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions are recorded on the last day of the month in which the trade date (the date that the customer fills the trade) occurs. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Services income. Each time a customer enters into a buy or sell transaction, the Company incurs certain costs that are passed on directly to the customer. These include per share fees for execution, for clearing, and fees from the Options Clearing Corporation and FINRA (the latter based on a more complex formula). These costs that are billed to the customers represent the services income; it's billed either separately or included as part of the commissions charges. Services income is recorded on the last day of the month in which the trade occurred. The Company believes that the performance obligation is satisfied on the trade date because that is when the transaction occurs and the Company, and ultimately the customer, incurs the cost.

Rebate income. In certain instances, the customer may be entitled to an exchange rebate on a per-share basis for providing liquidity to the overall market. The rebate is paid by the exchange on which the order is executed, and is itemized on a monthly invoice from the exchange, and subsequently remitted to the Company in the month after the execution is completed. In some of these instances, the Company may retain a percentage of this rebate as per contractual terms. In other cases, the Company may receive a direct rebate from an exchange on certain trades executed therein. Rebate income is recorded as of the last day of the month in which the trade generating the rebate occurred. The Company believes that the performance obligation Is satisfied on the trade date because that is the date that the transaction on which the rebates based occurs.

ATREYU GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 3 - Revenue from Contracts with Customers (continued)

Disaggregated Revenue from Contacts with Customers

The following table presents revenue by major source.

Revenue from contracts with customers

Commission income	$ 753,827
Services income	
Execution fees	2,508,361
FINRA TAF fees	125,137
Clearing fees	2,341
Total services income	2,635,839
Rebate income	545,048
Commission and service fees	$3,934,714

Note 4 - Clearing Agreement

The Company has an agreement with a broker/dealer (COR Clearing) whereby the Company's customers' securities transactions are cleared by the Clearing Broker/dealer on behalf of the Company. The initial term of this agreement is 60 months and it renews for one year, unless written notification is provided at least 60 calendar days prior to the renewal date. Should the Company elect to terminate the agreement before the appropriate time; the Company will be subject to 125% of the amounts owed according to the fee schedule and a termination fee.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of $224,383, which exceeded its requirement or $30,491 by $193,892. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2019, this ratio was 2.04 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

Note 6 - Property and Equipment, Net

Property and equipment, net at December 31, 2019 are summarized as follows:

Computer equipment	$	5,659
Less: Accumulated depreciation		(4,737)
Net property and equipment	$	922

Depreciation expense was $1,132 for year ended December 31, 2018.

Note 7 - Intangible Assets, Net

Intangible assets, net at December 31, 2019 are summarized as follows:

Demand market data	$	16,332
Less: Accumulated amortization		(16,332)
Net intangible assets	$	-

Amortization expense was $2,722 for the year ended December 31, 2019.

Note 8 - Retirement Plan

The Company offers a 401k plan to which all qualifying employees (at least 20 hours per week) may make pre-tax contributions up to the current maximum set by federal law. There is no employer matching program at this time.

Note 9 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

One customer accounted for 99% of the Company's total commission revenues for the year ended December 31, 2019. In addition, 98.5% of the Accounts Receivable at December 31, 2019 were from one customer.

Note 10 - Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is the libor rate, which was 3% at inception. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for the lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight -line basis over the lease term.

Note 11 – Commitments and Contingencies

In April of 2019, The Company renewed its lease for office space for an additional year at $7,901 per month and will automatically renew on May 1, 2020 at $8,296 per month. The future rent commitment under this arrangement is as follows:

Year Ending December 31:

2021	$	93,772
2022		31,136
	$	124,908

Total Lease expense for the year ended December 31, 2019 was $96,197.

The Company had no other commitments or contingencies outstanding at December 31, 2019.

Note 12 - Related Party

Expenses of the company are paid by the Parent and allocated based upon a management services agreement. These expenses consist of payroll and payroll related, compliance, legal and other miscellaneous expenses. Allocated expenses of the Company are included in the statement of operations. During 2019, $758,417 of expenses were allocated from the Parent to the Company. At December 31, 2019, the Company owed $31,526 to the Parent as a result of the expense allocations.

Note 13 - Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss of approximately $459,000, on revenue of approximately $3,935,000, during the year ended December 31, 2019. During 2019, revenue significantly increased over 2018 revenue of $1,474,000 and losses have been steadily decreasing. The Company expects this trend to continue in 2020. Until the time the Company becomes profitable, the Parent will continue to contribute capital as necessary to fund future losses of the Company.